SUPPLEMENT Dated July 22, 2011
To The Current Prospectus

ING GoldenSelect Access One
GoldenSelect DVA Series 100
GoldenSelect Genesis I/GoldenSelect Genesis Flex
ING GoldenSelect Granite PrimElite
ING GoldenSelect Premium Plus featuring The Galaxy VIP Fund
GoldenSelect Value

Issued By ING USA Annuity and Life Insurance Company
Through Its Separate Account A and Separate Account B

And

ING GoldenSelect Empire PrimElite

Issued By ReliaStar Life Insurance Company of New York
Through Its Separate Account NY-B

This supplement updates the prospectus for your variable annuity contract. Please read it carefully and keep it with your copy of the prospectus for future reference. If you have any questions, please call our Customer Contact Center at 1-800-366-0066.

Please be advised that e*ffective July 1, 2011*, the subadviser for the **ING Clarion Real Estate Portfolio** has changed its name from ING Clarion Real Estate Securities LLC to CBRE Clarion Securities LLC.

All references in the Prospectuses to the ING Clarion Real Estate Portfolio's subadviser are changed accordingly.

The Portfolio's investment objective and principal investment strategy have not changed as a result of the subadviser name change. The Portfolio is currently *open* to new investments.